Exhibit 12.1
Bowater Incorporated
Statement of Computation of Unaudited Ratio of Earnings to Fixed Charges
(in millions, except ratio information)

	Year Ended December 31,
	2006	2005	2004

Earnings:

Loss before income taxes, minority interests and cumulative effect of accounting changes	$(111.3)	$(90.6)	$(148.4)

Add: Fixed charges from below	207.1	208.4	200.5
Less: Capitalized interest	4.2	1.3	0.1

	$91.6	$116.5	$52.0

Fixed Charges:

Interest expense, net of interest capitalized	196.1	199.3	195.3
Capitalized interest	4.2	1.3	0.1
Estimate of interest within rental expense	3.0	3.4	1.9
Amortized premium and discounts related to indebtedness	3.8	4.4	3.2

	$207.1	$208.4	$200.5

Deficiency of Earnings to Fixed Charges	115.5	91.9	148.6